Exhibit 99.1

Phaos Technology Announces Pricing of Initial Public Offering

SINGAPORE, NOVEMBER 12, 2025 — Phaos Technology Holdings (Cayman) Limited, (NYSE American: POAS), (“Phaos” or “the Company”), a leader in advanced microscopy solutions headquartered in Singapore, today announced the pricing of its initial public offering of an aggregate 3,600,090 of its class A ordinary shares (the “Offering”), at a public offering price of US$[4.00] per share (the “Offering Price”). The Company is offering 2,700,000 class A ordinary shares, for a total of $10,800,000 of gross proceeds, before deducting underwriting discounts and other offering expenses. Certain selling shareholders are offering in aggregate 900,090 class A ordinary shares. The Company will not receive any proceeds from any sale of shares by the selling shareholders.

The Company has granted the underwriters a 45-day option (the “Over-Allotment Option”) to purchase up to an additional 405,000 class A ordinary shares at the Offering Price, less underwriting discounts and commissions, solely to cover over-allotments, if any, representing 15% of the class A ordinary shares sold in the Offering (excluding class A ordinary shares subject to this over-allotment option).

The shares are expected to begin trading on the NYSE American under the ticker symbol “POAS” on November 13, 2025. The Offering is expected to close on November 14, 2025, subject to customary closing conditions.

Network 1 Financial Securities, Inc. (“Network 1”) is acting as the sole book-running manager for the Offering. In connection with the Offering, Ortoli Rosenstadt LLP is acting as U.S. securities counsel to Phaos, Ogier is acting as Cayman Islands counsel to Phaos, and Bayfront Law LLC is acting as Singapore counsel to Phaos. Loeb & Loeb LLP is acting as U.S. counsel to Network 1, in connection with the Offering.

The Offering is being conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-284137) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on July 31 July, 2025. Subsequently, the Company filed post-effective amendments Nos. 1, and 2 to the F-1 on September 18, 2025, and October 22, 2025 respectively; the post-effective amendment No.2 became effective on November 11, 2025. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus related to the Offering may be obtained for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering, when available, may be obtained from Network 1 at 2 Bridge Avenue, Suite 241 Red Bank, NJ 07701, or by calling +1 (732) 758-9001.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Phaos Technology Holdings (Cayman) Limited

Phaos Technology Holdings (Cayman) Limited is a leader in advanced microscopy technology. Our commitment to innovation and excellence drives us to deliver microscopy products and software solutions, powered by artificial intelligence for diverse sectors including manufacturing, biomedical, and research. Experience the difference with Phaos Technology – where innovation meets sophistication, shaping the future of optical technology. For more information, please visit www.phaostech.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Contacts

Company Contact:

Phaos Technology Holdings (Cayman) Limited

(65) 6250 3877

ir@phaostech.com

Underwriter Inquiries:

Network 1 Financial Securities, Inc.

Adam Pasholk

2 Bridge Avenue, Suite 241

Red Bank, NJ 07701

+1 (732) 758-9001

Email: info@netw1.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com